UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 19
to
SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Subject Company)

TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Person(s) Filing Statement)

Ordinary Shares, NIS 0.0001 nominal (par) value per share
(Title of Class of Securities)

M8737E108
(CUSIP Number of Class of Securities)

Taro Pharmaceutical Industries Ltd.
Tal Levitt
Secretary
Italy House, Euro Park
Yakum 60972, Israel
+972-9-971-1800

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jeffrey W. Tindell
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

[  ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 19 to the Schedule 14D-9 (this "Amendment"), filed with the U.S. Securities and Exchange Commission (the "SEC") on June 2, 2010, amends and supplements the Schedule 14D-9 filed with the SEC on July 10, 2008 by Taro Pharmaceutical Industries Ltd., a company incorporated under the laws of the State of Israel ("Taro" or the "Company"), as previously amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17 and 18 thereto filed with the SEC on July 23, 2008, July 28, 2008, August 28, 2008, August 29, 2008, September 2, 2008, September 10, 2008, November 12, 2008, January 5, 2009, January 6, 2009, January 6, 2009, March 31, 2009, September 29, 2009, December 8, 2009, December 10, 2009, December 15, 2009, December 18, 2009, December 21, 2009 and December 23, 2009, respectively.  The Schedule 14D-9 relates to the tender offer by Alkaloida Chemical Company Exclusive Group Ltd., a company organized under the laws of the Republic of Hungary (the "Offeror") and a subsidiary of Sun Pharmaceutical Industries Ltd., a company organized under the laws of the Republic of India ("Sun India" and, together with the Offeror and their respective affiliates, collectively, "Sun"), to purchase all of the Company's ordinary shares, NIS 0.0001 nominal (par) value per share, for $7.75 per share, net to the seller (subject to withholding taxes, as applicable) in cash, without interest, upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed by Sun with the SEC on June 30, 2008, as amended.

The information in the Schedule 14D-9 and prior amendments is incorporated in this amendment by reference to all of the applicable items in the Schedule 14D-9 and prior amendments, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation; Item 8. Additional Information.

Item 4 and Item 8 of the Schedule 14D-9 are hereby amended and supplemented by adding thereto the following information:

On May 27, 2010, Guggenheim Securities, LLC ("Guggenheim"), a New York-based investment banking firm retained by the Company, delivered a letter to Dilip Shanghvi, Chairman of Sun, advising Sun that Guggenheim was highly confident that it could arrange the purchase of Sun's entire equity interest in the Company by institutional investors at a price of $15 per share, a premium to the then trading price of Taro's shares, and a 7.2% premium to the closing price of Taro's shares as of June 1, 2010.

The Guggenheim letter, which is filed as an exhibit hereto and is incorporated herein by reference, noted that the proposed transaction would enable Sun to monetize its illiquid minority position in the Company at a profit of over $140 million, or more than double the size of its initial investment in the Company.

Guggenheim sent the proposal to Sun following meetings with a number of institutional investors and such investors' diligence of Taro, including review of information and projections provided on a confidential basis.  The Guggenheim letter stated that such purchase would be subject to the completion of confirmatory due diligence, negotiation of definitive documentation and settlement of all outstanding litigation between the Company and Sun and their respective affiliates, but would not be conditioned upon receipt of audited financial statements or relisting of the Company's shares on a national securities exchange.

However, within hours after the delivery of the Guggenheim letter, Sun informed Guggenheim that Sun was not interested in pursuing the offer.  In its rejection of the proposal, Mr. Sailesh Desai, "Whole Time Director" of Sun, responded to Guggenheim's proposal on behalf of Mr. Shanghvi and indicated that Sun rejected the offer.  A copy of Mr. Desai's May 29, 2010 letter to Guggenheim is filed as an exhibit hereto and is incorporated herein by reference.

The Company's Board of Directors retained Guggenheim for the purpose of reviewing strategic alternatives (including the possible purchase by a third party of Sun's equity interest in the Company) that might be available to resolve all pending disputes between Sun and the Company, while at the same time preserving, for the benefit of the Company's minority shareholders, the opportunity to realize the full, and growing, value of their investment in Taro.

As has been previously stated, the Board believes that Sun's pending tender offer for Taro shares at $7.75 per share is woefully inadequate and not in the best interest of shareholders.  In order to protect the interests of the shareholders, in May 2008, the Board authorized the commencement of litigation against Sun to require Sun to comply with Israel's "special tender offer rules," which provide important protections for minority shareholders.  Under these rules, before acquiring 45 percent or more of a company's voting rights (if there is no other person then holding more than 45 percent of the voting rights in the company), an acquiror must first make a special tender offer to all remaining shareholders of the company.  A special tender offer may only be consummated if (i) the total number of shares tendered exceeds the number of shares as to which notices of objection to the offer have been filed (excluding from this calculation, shares owned by the offeror, as well as shares owned by the holders of more than 25% of the outstanding voting power of the company, including, in each case, shares owned by their respective affiliates) and (ii) shares having at least 5% of the outstanding voting power of the company are tendered and purchased pursuant to the offer.  The Company's lawsuit to require Sun to comply with the special tender offer rules is presently awaiting decision by the Supreme Court of the State of Israel (the "Court").

The Court had previously suggested the idea of mediation of the current dispute, and the parties engaged in mediation in February 2009, without success.  Recognizing the uncertainties of litigation and the adverse affects of the prolonged appeal on the businesses of the Company and Sun, the Company's Board of Directors believed that Guggenheim might be able to assist in bringing the continuing stalemate to a close.

The Company's Board is disappointed that once again its good faith initiative to resolve the dispute was rejected out of hand by Sun.  The Board continues to be concerned that, if Sun succeeds in gaining control of Taro, Taro's minority shareholders could suffer the same unfortunate fate as the minority shareholders of Sun's majority-owned U.S. subsidiary, Caraco Pharmaceutical Laboratories, Ltd. ("Caraco"), which has suffered a severe decline in its business and prospects, as well as its share price, following the U.S. Food and Drug Administration's seizure of Caraco's inventory and closure of Caraco's U.S. manufacturing plants last year.

Despite the distractions and expenses related to the inability to reach a conclusion that will be fair to all Taro shareholders, the Board continues to focus on the Company's improving operations and completing the audits of its financial statements.

Item 9.  Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(21)	Letter from Alan D. Schwartz, Executive Chairman of Guggenheim Securities, LLC, to Mr. Dilip Shanghvi, Chairman and Managing Director of Sun Pharmaceutical Industries Ltd., dated May 27, 2010

(a)(22)	Letter from Sailesh Desai, Whole Time Director of Sun Pharmaceutical Industries Ltd., to Alan D. Schwartz, Executive Chairman of Guggenheim Securities, LLC, dated May 29, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 19 to Schedule 14D-9 is true, complete and correct.

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Tal Levitt
Name: Tal Levitt
Title: Secretary

Date:     June 2, 2010